UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly, EP Income Company LLC, a Delaware limited liability company) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:	Eagle Point Income Company Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

20 Horseneck Lane Greenwich, CT 06830

Telephone Number:	(203) 340-8500

Name and Address of Agent for Service of Process:

Thomas P. Majewski 20 Horseneck Lane Greenwich, CT 06830
Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☑ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Greenwich, Connecticut, on the 16th day of October 2018.

EAGLE POINT INCOME COMPANY INC.

By:  /s/ Kenneth P. Onorio

Kenneth P. Onorio

Chief Financial Officer

Attest:

/s/ Courtney Fandrick

Courtney Fandrick Secretary